FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---         ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated January 18, 2001 announcing STMicroelectronics' agreement to acquire Ravisent's consumer electronics business.



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[LOGO OMITTED]

PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
--------------------------------------------------------------------------------
                                                                    PR No. C935P

                   STMICROELECTRONICS ANNOUNCES AGREEMENT TO
                ACQUIRE RAVISENT'S CONSUMER ELECTRONICS BUSINESS

          Purchase reinforces ST's strength in embedded solutions for digital multimedia applications, including DVDs, Set-Top Boxes and Digital TV

Geneva, January 18, 2001 - STMicroelectronics (NYSE: STM), the leading system-on-chip supplier to the digital consumer electronics industry, today announced an agreement to purchase the assets of the Consumer Electronics (CE) business of RAVISENT Technologies Inc. (NASDAQ: RVST), a provider of digital audio, video software and Internet appliance technology.

ST will invest approximately $55 million to acquire ownership of RAVISENT's CE assets, including the intellectual properties of the software CineMaster CE DVD technology, employees and technology know-how developed by the company. As part of the transaction, RAVISENT will also license its Digital TV and Internet browser technology to ST. The transaction is subject to customary closing conditions, including regulatory approvals, and is currently expected to close in this quarter. Prior to this agreement, STMicroelectronics and RAVISENT have enjoyed fruitful product development cooperation, in addition to a joint sales and marketing relationship, for the consumer electronics industry.

"This acquisition is another important step for ST in offering a complete system-on-chip platform for digital consumer appliances. These acquired assets will strengthen ST's leading position in the areas of software, DVD, Digital TV and Web browsing, and will further enable the company to develop future platforms for Home and Portable multimedia terminals," said Philippe Geyres, Corporate Vice President and General Manager, Consumer and Microcontroller Groups, STMicroelectronics.

"The RAVISENT CE team and ST have been cooperating for several years and the excellent team work already in place will allow our existing customers to take immediate

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benefit from this operation. It also allows ST to win and support more business in the DVD, Set-Top Box and Digital TV markets. We are also looking forward to continuing our cooperation with RAVISENT in other emerging markets," said Philippe Lambinet, Group Vice-President of ST's Digital Video Division.

"This agreement is a validation of RAVISENT's technology offering in the consumer electronic industry," said Frank Wilde, CEO of RAVISENT. "Our technology has always been complementary to ST's vision of leading the digital video processors marketplace. The combination of ST's leadership in system-on-chip solutions for digital consumer and the newly acquired software expertise from RAVISENT will allow ST to expand its technology offering and continue to aggressively bring state-of-the-art technology to market."

The combination of RAVISENT's award-winning CineMaster CE DVD software product and STMicroelectronics' STi55xx OMEGA family of DVD decoder processors will provide advanced and complete DVD solutions for OEMs, allowing them to shorten their design cycle time and retain a high degree of flexibility in their design.

STMicroelectronics' latest OMEGA processors, the STi5508 and STi5580, are single-chip devices that offer full DVD decoding functions, including advanced audio features such as MP3 and DTS decoding, together with high-quality user interface graphics and fast-forward and reverse modes.

About RAVISENT Technologies Inc.
RAVISENT provides digital video, audio and Internet appliance technology to industry leading PC, Consumer Electronic and Internet Appliance OEMs, empowering them to deliver highly competitive, cost-effective products with a strong time-to-market advantage. RAVISENT software and intellectual property is contained in products from Compaq, Dell Computer, Gateway, Hewlett-Packard, Micron, Elsa, Matrox, Iomega, Fujitsu, Quantex, Sony, Tottori-Sanyo, Vestel, ATi Technologies, C-Cube, STMicroelectronics, Telecom Italia, and IPM. Founded in 1994, RAVISENT is a global company, headquartered in Malvern, Pennsylvania, with offices in San Jose, Seattle, Canada, Germany and Japan. More information about RAVISENT is available at www.RAVISENT.com.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5,056 billion and net earnings were $547 million. ST's net revenues for the first nine months of 2000 were $5,621 billion and net income amounted to $990 million. Further information on ST can be found at www.st.com.


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For further information please contact:

STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Corporate Press Relations Manager       Investor Relations Manager Europe
Tel. +39.039.603.59.01                  Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                  Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com             benoit.de- leusse@st.com


Morgen-Walke Europe
Lorie Lichtlen                          Jean-Benoit Roquette
Media Relations                         Investor Relations
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                  jbroquette@mweurope.com





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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer